Ballard Power Systems Inc.

News Release

Ballard to Hold Investor & Analyst Day in New York on February 22, 2011

For Immediate Release – February 15, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that Tony Guglielmin, Chief Financial Officer, will host an Investor & Analyst Day in New York on Tuesday, February 22, 2011 from 10:00am to 2:00pm ET.

Ballard executives will meet with institutional investors and analysts to present on the Company’s positioning and strategy for profitable growth. John Sheridan, President & Chief Executive Officer, will discuss the Company’s aggressive fuel cell product growth plans in key markets. Dr. Christopher Guzy, Chief Technology Officer, will address Ballard’s product and technology leadership position. Tony Guglielmin, Chief Financial Officer will outline the Company’s path to profitability.

In addition, Ballard’s Investor and Analyst Day will feature insights from a number of industry system integrators and OEM’s.

To reserve your seat, please contact Lori Rozali at investors@ballard.com or +1.604-412.3195.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com